UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reaches Mechanical Completion Milestone for Third 5,000 MT Train at Mahong Polysilicon Plant

We, LDK Solar Co., Ltd., have successfully achieved mechanical completion of our third 5,000 metric tons, or MT, polysilicon train at our Mahong polysilicon plant. There are three 5,000 MT trains in the 15,000 MT Mahong polysilicon plant. Mechanical completion of this third train demonstrates that we have successfully completed the plant’s originally designed total polysilicon capacity of 15,000 MT per annum. With the extensive experience obtained from ramping up the previous two trains, we expect the third train will quickly ramp to reach full capacity production toward the end of 2011. The mechanical completion of the third train also enhances our leadership in manufacturing costs, lowers the key material supply risk and empowers us as a leading player in the PV industry.

As of the date of this filing, we reached a total polysilicon production capacity of 17,000 MT per annum, combining both our Mahong and Xiacun polysilicon plants. With the completion of our currently ongoing debottlenecking and hydrochlorination projects in both the Mahong and Xiacun plants, as well as the line B project in Xiacun plant, we expect to reach a total polysilicon production capacity of 25,000 MT per annum in mid-2012.

Our press release issued on September 28, 2011 is attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: September 28, 2011

Exhibit 99.4

LDK Solar Reaches Mechanical Completion Milestone for Third 5,000 MT Train at Mahong Polysilicon Plant

XINYU CITY, China and SUNNYVALE, Calif., September 28, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that the Company successfully achieved mechanical completion of its third 5,000 MT polysilicon train at its Mahong polysilicon plant.

There are three 5,000 MT trains in the 15,000 MT Mahong polysilicon plant. Mechanical completion of this third train demonstrates that LDK Solar has successfully completed the plant’s originally designed total polysilicon capacity of 15,000 MT per annum. With the extensive experience obtained from ramping up the previous two trains, the Company expects the third train will quickly ramp to reach full capacity production toward the end of 2011. The mechanical completion of the third train also enhances LDK Solar’s leadership in manufacturing costs, lowers the key material supply risk and empowers LDK Solar as a leading player in the PV industry.

“Mechanical completion of the third train in the Mahong polysilicon plant is significant for LDK Solar as well as the PV industry,” stated Goran Bye, President and CEO of LDK Polysilicon. “It will greatly expand LDK Solar’s access to polysilicon, lower vertical integrated cost of final solar products and support our customers’ growing demands.”

As of today, LDK Solar reached a total polysilicon production capacity of 17,000 MT per annum, combining both Mahong and Xiacun polysilicon plants. With the completion of its currently ongoing debottlenecking and hydrochlorination projects in both the Mahong and Xiacun plants, as well as the line B project in Xiacun plant, the Company expects to reach a total polysilicon production capacity of 25,000 MT per annum in mid-2012.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

5